Exhibit 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Three Months Ended March 31,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Net income (loss)	(6,218)	(5,435)	(21,672)	(17,934)	(15,820)	(507)	8,272
Provision (benefit) for income taxes	(110)	7	10	66	652	(1,796)	5,394
Net loss from joint ventures	—	—	—	—	—	—	1,107
Fixed charges	12	13	51	52	48	46	39

Earnings (loss) available for fixed charges	(6,316)	(5,415)	(21,611)	(17,816)	(15,120)	(2,257)	14,812

Fixed Charges:
Interest expense on rentals (a)	12	13	51	52	48	46	39

Total fixed charges	12	13	51	52	48	46	39

Ratio of earnings to fixed charges (b)	—	—	—	—	—	—	380
Deficit in earnings to cover fixed charges	(6,316)	(5,415)	(21,611)	(17,816)	(15,120)	(2,257)	—

(a)	Management believes that 5% is a reasonable approximation of interest expense on rentals.
(b)	The ratio of earnings to fixed charges was less than 1:1 due to losses reported for the three months ended March 31, 2017 and 2016 and for the years ended December 31, 2016, 2015, 2014 and 2013.